Exhibit 99.3

 Consent of Independent Registered Public Accounting Firm

The Board of Directors
Acasti Pharma Inc.

We consent to the incorporation by reference in the Registration Statement (File No. 333-191383) on Form S-8 of Acasti Pharma Inc. of our report dated May 25, 2016, on the financial statements which comprise the statements of financial position as at February 29, 2016 and February 28, 2015, the statements of earnings and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended February 29, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information, which report appears on the Form 6-K of Acasti Pharma Inc. dated May 25, 2016.

May 25, 2016
Montréal, Canada